REUTERS

                                                      International News Release

--------------------------------------------------------------------------------


                                                               REUTERS GROUP PLC

                                                           PRELIMINARY STATEMENT

                                             For the year ended 31 December 1998












                                                               Reuters Group PLC
                                                                 85 Fleet Street
                                                                 London EC4P 4AJ

                                                             Tel:  0171 250 1122
                                                                Reg. No. 3296375

Reuters Group PLC
Highlights of the Preliminary Results
for the year ended 31 December 1998




9 February 1999                                                        No. 05/99


--   Revenue up 5% (up 9% ex-currency).

-- Earnings before interest, tax, depreciation and amortisation up 2% (up 10% ex-currency).

--   Operating profit up 2% (up 14% ex-currency).

-- Pre-tax profit of (pound)580 million (US$963 million) down 7% (up 2% ex-currency) reflecting (pound)78 million (US$130 million) fall in interest receivable following (pound)1.5 billion (US$2.5 billion) return of capital in February 1998.

-- For those who track Reuters performance on a pre-goodwill basis, pre-tax profit excluding goodwill down 7% to (pound)631 million.

-- Earnings per ordinary share up 11% to 26.7p (earnings per American Depositary Share (ADS) up 11% to US$2.66) reflecting the lower number of shares in circulation following the return of capital in February 1998.

-- For those who track Reuters performance on a pre-goodwill basis, adjusted earnings per ordinary share excluding goodwill up 12% to 30.3p.

--   Proposed final dividend up 11% to 11.0p.

Summary of Results


The following is a summary of the unaudited results of Reuters Group PLC (NASDAQ symbol: RTRSY) for the year to 31 December 1998:

                            YEAR TO 31 DECEMBER                % CHANGE                YEAR TO 31 DECEMBER
                              1998        1997     ACTUAL RATES       COMPARABLE          1998       1997
                            (POUND)M   (POUND)M    OF EXCHANGE    RATES OF EXCHANGE       US$M        US$M
------------------------------------------------------------------------------------------------------------
Revenue                          3,032      2,882              5%                  9%        5,033     4,784
------------------------------------------------------------------------------------------------------------
Operating costs                  2,482      2,341              6%                  8%        4,120     3,886
------------------------------------------------------------------------------------------------------------
Operating profit                   550        541              2%                 14%          913       898
------------------------------------------------------------------------------------------------------------
Operating margin                 18.2%      18.8%                                            18.2%     18.8%
------------------------------------------------------------------------------------------------------------
Net interest receivable              2         80           (98%)               (98%)            3       133
------------------------------------------------------------------------------------------------------------
Profit before taxation             580        626            (7%)                  2%          963     1,039
------------------------------------------------------------------------------------------------------------
Tax rate                         33.8%      37.7%                                            33.8%     37.7%
------------------------------------------------------------------------------------------------------------
Earnings per ordinary
share                            26.7p      24.0p             11%
------------------------------------------------------------------------------------------------------------
Earnings per ADS               US$2.66    US$2.39             11%
------------------------------------------------------------------------------------------------------------
Dividend per ordinary
share:  Interim                   3.4p       3.1p             10%
        Final                    11.0p       9.9p             11%
------------------------------------------------------------------------------------------------------------
Number of ordinary
shares ranking for
dividend (millions)              1,409      1,407
------------------------------------------------------------------------------------------------------------

Notes:
-- This summary is taken from and should be read in conjunction with the full preliminary statement and notes.
-- The dividend is payable on 26 April 1999 to ordinary shareholders on the register at 19 March 1999 and on 30 April 1999 to ADS holders on the register at 19 March 1999.
-- For convenience the US dollar equivalents for both years have been converted throughout this news release at US$1.66 = (pound)1, a rate prevailing on 31 December 1998.
-- This news release may be deemed to include forward-looking statements within the meaning of the US securities laws. For a discussion of factors that could affect future results, reference should be made to the Cautionary Statements included in the full preliminary statement on pages 24-26 and to Business Risks from year 2000 issues included on page 23.
-- The financial information for the year ended 31 December 1997 does not comprise statutory accounts but has been extracted from the statutory accounts of Reuters Holdings PLC for that year which have been delivered to the Registrar of Companies. The auditors' report on the statutory accounts was unqualified and did not contain a statement made under section 237(2) or (3) of the Companies Act 1985. The financial information for the year ended 31 December 1998 does not comprise statutory accounts within the meaning of section 240 of the Companies
        Act 1985. Statutory accounts of Reuters Group PLC for that period will be delivered to the Registrar of Companies in due course.
-- Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.

Statement

Revenue at (pound)3,032 million (US$5,033 million) increased by (pound)150 million (US$249 million) or 5% at actual exchange rates and by 9% at comparable exchange rates. Earnings before interest, tax, depreciation and amortisation (EBITDA) grew by 2% at actual rates and by 10% at comparable rates. Goodwill amortisation remained constant at (pound)51 million (US$85 million) of which (pound)5 million (US$8 million) in 1998 was charged against the group's share of associates' profit. Operating profit at (pound)550 million (US$913 million) grew by 2% at actual rates and by 14% at comparable rates.

Profit on disposals of investments made by Reuters "Greenhouse Fund" in high technology companies was (pound)26 million (US$43 million). As a result of the return of (pound)1.5 billion (US$2.5 billion) to shareholders in February, net interest receivable fell to (pound)2 million (US$3 million) from (pound)80 million (US$133 million) reflecting ten months' worth of net borrowing. Net interest income in the first half of 1998 was (pound)11 million (US$18 million), offset in part by a net interest charge of (pound)9 million (US$15 million) in the second half of the year. Reflecting this pre-tax profit at (pound)580 million (US$963 million) fell by 7% at actual exchange rates but rose by 2% at comparable exchange rates.

Earnings per share rose 11% compared to 1997 from 24.0p to 26.7p on a lower number of shares in circulation following the return of capital in February 1998.

The effective tax rate for the year was 33.8% in 1998, down from the 1997 effective rate of 37.7%. Excluding goodwill amortisation and costs charged in 1997 relating to the return of capital to shareholders, the effective tax rate for both years was unchanged.

A final dividend of 11.0p is proposed, making the total for the year 14.4p - a rise of 11%.

Net debt on the balance sheet at 31 December 1998 amounted to (pound)3 million (US$5 million). Excluding the return of capital in February 1998 Reuters generated a net cash inflow of (pound)189 million (US$314 million) compared with (pound)240 million (US$398 million) in 1997. This decline reflects greater spending on acquisitions and lower net interest received partly offset by lower capital expenditure.

Capital expenditure in 1998 was (pound)296 million (US$491 million), down (pound)65 million (US$109 million) compared to 1997. Expenditure on subscriber equipment was broadly in line with last year. Infrastructure spending required for the 3000 series fell reflecting heavy investment in capacity in 1997. Instinet continued to invest to meet the growing demands of the market. Depreciation was up (pound)19 million (US$31 million) owing to higher capital expenditure in past years.

We successfully completed the project to convert products and systems to the euro. Incremental costs were lower than expected at (pound)6 million (US$10 million). We have made significant progress with the Millennium Programme; the key focus in 1999 will be on continuity planning. Incremental millennium costs were (pound)31 million (US$51 million) for 1998 and we expect to spend a further (pound)14 million (US$23 million) in 1999. Activity on the Millennium Programme will be weighted towards the first half of 1999.

Operating profit in the second half of 1998 at (pound)272 million (US$452 million) decreased by (pound)6 million (US$9 million) compared with the first half of the year. Phasing of costs associated with the Millennium Programme, new initiatives following the acquisition of Lipper Analytical Services Inc. and Liberty SA, new investment at Instinet and costs in connection with the reorganisation of the company offset the impact of stronger revenue growth in the second half of the year. Costs associated with these initiatives and investments will continue through 1999. We expect benefits from the reorganisation to flow through in the second half of the year.

Sterling remained strong during the first three quarters but weakened in the fourth quarter. The sterling trade weighted index was 99.7 at the end of 1998 compared to 104.4 at the end of 1997. If 1998 year end exchange rates had prevailed throughout 1998, (pound)31 million (US$51 million) would have been added to operating profit before currency hedging. Currency hedging gains were (pound)45 million (US$74 million) for the full year compared to (pound)56 million (US$92 million) in 1997. At the end of 1998, the currency hedging book had an unrealised loss of (pound)3 million (US$5 million) in respect of 1999.

Revenue growth in the fourth quarter was 9% at comparable exchange rates. Instinet grew 19% at underlying rates helped by record volumes in the US market and very strong growth outside the US. Instinet is this week outlining a new initiative to explore an extension of its business into the fixed income market. Other transaction products revenued decreased 2%, reflecting a small decline in the number of accesses to our foreign exchange dealing services. Revenue from information products grew 9% in the quarter. Outright revenue was up 17%, helped by good sales of Risk Management and TIBCO products.

Price increases taking effect in January 1999 will be offset by a decline in new orders for subscription products in the last quarter of 1998, as clients reacted to the sudden emerging markets crisis at the onset of autumn. The sale of Information Management Systems and Risk Management products was not affected but our business in Russia suffered a sharp though not unexpected setback. Demand in Asia continues weak but this is offset by an encouraging performance in Japan, where we are making progress in penetrating domestic markets. We continue to make steady progress in rolling out the 3000 product line and the Reuters Plus domestic equities product in the United States. The disposal of Reuters Health Information practice management systems and Reuters Voice Systems will have some impact on revenue growth this year.

Chief Executive Peter Job said: "We turned to our advantage the many ups and downs of 1998, translating them into a strong underlying performance with operating profit at comparable rates up 14%. At the same time we returned (pound)1.5 billion (US$2.5 billion) of surplus capital to shareholders.

"The challenges we faced in 1998 varied. The euro conversion was planned but stretching nevertheless and the collapse of emerging markets developed with extraordinary speed. We found time to reorganise our business radically and to launch new initiatives in funds information and automated entry of stock orders. Our early "Greenhouse Fund" investments in high technology companies produced excellent returns and significant insights into future business models.

"1999 will be another year full of action and new initiatives. We are, like many others, uncertain at the moment about the outlook for markets and economies and how our clients' business will be impacted. We have an increasing level of confidence in our ability to address the millennium issue. We are on track with a timely new organisation structure designed to produce efficiencies. On balance we expect lower revenue growth this year and an increased ability to manage the economics of the business."

END

                            Revenue Analysis -- Year to 31 December 1998


                                      YEAR TO 31                                                 YEAR TO
                                       DECEMBER                     % CHANGE                   31 DECEMBER
                                    1998       1997     ACTUAL RATES       COMPARABLE         1998      1997
                                  (POUND)M   (POUND)M   OF EXCHANGE    RATES OF EXCHANGE      US$M      US$M
REVENUE ANALYSIS
BY SEGMENT
------------------------------------------------------------------------------------------------------------

Europe, Middle East
and Africa                            1,566      1,484              6%            8%          2,599    2,463
Asia/Pacific                            466        496            (6%)            3%            773      823
The Americas                            454        437              4%            5%            754      726
Instinet                                446        383             16%           18%            740      636
TIBCO                                   100         82             23%           24%            167      136
------------------------------------------------------------------------------------------------------------
TOTAL                                 3,032      2,882              5%            9%          5,033    4,784
------------------------------------------------------------------------------------------------------------

REVENUE ANALYSIS
BY PRODUCT
Information products
   Recurring                          1,716      1,640              5%            9%          2,849    2,722
   Outright                             233        212             10%           13%            387      352
                                 ----------  ---------       ---------     ---------        -------  -------
                                      1,949      1,852              5%            9%          3,236    3,074
                                 ----------  ---------       ---------     ---------        -------  -------
Transaction products
   Instinet                             446        383             16%           18%            740      636
   Other transaction products           436        445            (2%)            2%            723      738
                                 ----------  ---------       ---------     ---------        -------  -------
                                        882        828              6%            9%          1,463    1,374
                                 ----------  ---------       ---------     ---------        -------  -------
Media and
Professional products                   201        202            (1%)            1%            334      336
------------------------------------------------------------------------------------------------------------
TOTAL                                 3,032      2,882              5%            9%          5,033    4,784
------------------------------------------------------------------------------------------------------------

                               Revenue Analysis --fourth quarter 1998


                                      3 MONTHS TO                                              3 MONTHS TO
                                      31 DECEMBER                   % CHANGE                   31 DECEMBER
                                    1998       1997     ACTUAL RATES       COMPARABLE         1998      1997
                                  (POUND)M   (POUND)M   OF EXCHANGE    RATES OF EXCHANGE      US$M      US$M
REVENUE ANALYSIS
BY SEGMENT
------------------------------------------------------------------------------------------------------------
Europe, Middle East
and Africa                              423        390              9%            8%            702      647
Asia/Pacific                            123        125            (2%)            3%            204      207
The Americas                            114        114              0%            2%            189      190
Instinet                                119        102             17%           19%            198      170
TIBCO                                    39         29             33%           34%             65       48
------------------------------------------------------------------------------------------------------------
TOTAL                                   818        760              8%            9%          1,358    1,262
------------------------------------------------------------------------------------------------------------

REVENUE ANALYSIS
BY PRODUCT
Information products
   Recurring                            448        418              7%            8%            743      694
   Outright                              92         79             17%           17%            152      130
                                 ----------  ---------       ---------     ---------        -------  -------
                                        540        497              9%            9%            895      824
                                 ----------  ---------       ---------     ---------        -------  -------
Transaction products
   Instinet                             119        102             17%           19%            198      170
   Other transaction products           107        111            (3%)          (2%)            178      183
                                 ----------  ---------       ---------     ---------        -------  -------
                                        226        213              6%            8%            376      353
                                 ----------  ---------       ---------     ---------        -------  -------
Media and
Professional products                    52         50              3%            2%             87       85
------------------------------------------------------------------------------------------------------------
TOTAL                                   818        760              8%            9%          1,358    1,262
------------------------------------------------------------------------------------------------------------


Review of Preliminary Results

The following review has been prepared in accordance with both the recommendations of the UK Accounting Standards Board in their statement entitled 'Operating and Financial Review', and the US requirement for a Management's Discussion and Analysis of Financial Condition and Results of Operations.

Under US law all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under "Cautionary Statements" as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters are expressly qualified in their entirety by such Cautionary Statements.

FINANCIAL SUMMARY

Revenue increased 5% to (pound)3,032 million in 1998. Excluding the impact of currency movements, revenue grew 9%, in line with growth at comparable rates in 1997.

REVENUE AT ACTUAL AND
COMPARABLE RATES (% CHANGE)

              1996     1997    1998
------------------------------------
Actual          8%     (1%)      5%
Comparable      8%      9%       9%
------------------------------------

Fourth quarter revenue grew 8% at actual rates, and 9% at comparable exchange rates.

Operating profit, which includes the amortisation of goodwill, grew 2% to (pound)550 million at actual exchange rates and 14% at comparable rates. This compares with an 8% decline at actual rates in 1997 which principally reflected the impact of currency, and 8% growth at comparable rates. Operating margin in 1998 was 18.2%, compared to 18.8% in 1997. However, excluding the impact of currency movements, operating margin improved by 0.9%.

External costs related to the millennium and Euro Programmes increased to (pound)37 million in 1998, compared with (pound)11 million in 1997. Further details of these programmes are disclosed on pages 21 - 24.

OPERATING PROFIT AT ACTUAL AND
COMPARABLE RATES (% CHANGE)

              1996     1997    1998
------------------------------------
Actual         16%     (8%)      2%
Comparable      7%      8%      14%
------------------------------------

Goodwill amortisation remained constant at (pound)51 million. Of this (pound)5 million related to investments in associates during the year which was charged against the group's share of associates' profits.

Earnings before interest, tax, depreciation and amortisation (EBITDA) grew 2% at actual rates to (pound)927 million, and 10% at comparable rates compared with 8% in 1997.

The sale of a number of investments in high technology companies held in the Reuters Greenhouse fund resulted in an exceptional profit of (pound)26 million in 1998.

Net interest receivable was (pound)2 million compared with (pound)80 million in 1997 reflecting ten months' worth of net borrowings in 1998 following the return of (pound)1.5 billion to shareholders in February. Net interest income in the first half of 1998 was (pound)11 million, offset in part by a net interest charge of (pound)9 million in the second half of the year. Net debt at the end of 1998 was (pound)3 million.

Profit before tax of (pound)580 million was down 7% at actual exchange rates but up 2% at comparable exchange rates, despite the fall in interest income.

The effective rate of tax for 1998 was 33.8% compared with 37.7% in 1997. Excluding goodwill amortisation and costs charged in 1997 relating to the return of capital to shareholders, the effective tax rate for both years was unchanged.

Earnings per share increased 11% in 1998 to 26.7p from 24.0p in 1997. 1997 earnings per share fell 12% from 27.3p in 1996, principally reflecting the decline in operating profit due to currency and once off tax costs related to the return of capital to shareholders.

The final dividend per share has been increased by 11% to 11.0p resulting in a total dividend for the year of 14.4p, also up 11% on 1997. Dividend cover decreased to 1.9 in 1998 from 2.1 in 1997.

Investment in the business continued with (pound)296 million spent on capital expenditure, (pound)200 million on development and (pound)157 million on acquisitions and investments.

Free cash flow increased 9% to (pound)490 million. Free cash flow per share was 34.1p, up 23% from 27.7p in 1997, reflecting the lower number of shares in issue following the capital reorganisation.

Operating profit in the second half of 1998 at (pound)272 million decreased by (pound)6 million compared with the first half of the year.

Phasing of costs associated with the Millennium Programme, new initiatives following the acquisition of Lipper Analytical Services Inc. and Liberty SA, new investment at Instinet and costs in connection with the reorganisation of the company offset the impact of stronger revenue growth in the second half of the year. Costs associated with these initiatives and investments will continue through 1999. Benefits from the reorganisation are expected to flow through in the second half of the year.

EARNINGS AND DIVIDENDS
PER SHARE (% CHANGE)

                             1996   1997    1998
-------------------------------------------------
Earnings per share growth     18%   (12%)    11%
Dividends per share growth    20%    11%     11%
-------------------------------------------------

1998 REVENUE BY TYPE

------------------------------
Recurring                 72%
Usage                     20%
Outright Sales             8%
------------------------------


1998 REVENUE BY PRODUCT

-----------------------------------
Financial Information          64%
Transactions                   29%
Media/Professional              7%
-----------------------------------

Sterling remained strong during the first three quarters but weakened in the fourth quarter. The sterling trade weighted index was 99.7 at the end of 1998 compared to 104.4 at the end of 1997. If 1998 year end exchange rates had prevailed throughout 1998, (pound)31 million would have been added to operating profit before currency hedging.

Currency hedging gains were (pound)45 million for the full year compared to (pound)56 million in 1997. At the end of 1998, the currency hedging book had an unrealised loss of (pound)3 million in respect of 1999.

Revenue growth in the fourth quarter was 9% at comparable exchange rates. Instinet grew 19% at underlying rates helped by record volumes in the US market and very strong growth outside the US. Other transaction products revenue decreased 2%, reflecting a small decline in the number of accesses to our foreign exchange dealing services. Revenue from information products grew 9% in the quarter. Outright revenue was up 17%, helped by good sales of Risk Management and TIBCO products.

Price increases taking effect in January 1999 will be offset by a decline in new orders for subscription products in the last quarter of 1998, as clients reacted to the sudden emerging markets crisis at the onset of autumn. The sale of Information Management Systems and Risk Management products was not affected but our business in Russia suffered a sharp though not unexpected setback. Demand in Asia continues to be weak but this is offset by an encouraging performance in Japan, where we are making progress in penetrating domestic markets. We continue to make steady progress in rolling out the 3000 product line and the Reuters Plus domestic equities product in the United States. The disposal of Reuters Health Information practice management systems and Reuters Voice Systems will have some impact on revenue growth this year.

REVENUE BY TYPE


                                     Year to 31 December
((pound)m)                    1998         1997         1996
-------------------------------------------------------------
Recurring                     2,170        2,147        2,232
Usage                           621          511          478
Outright sales                  241          224          204
-------------------------------------------------------------
TOTAL                         3,032        2,882        2,914
-------------------------------------------------------------

Recurring revenue, which is principally derived from the sale of subscription services, represented 72% of group revenue in 1998, compared with 74% in 1997. Usage-based revenue, principally derived from Instinet and Dealing 2000-2, represented 20% of total revenue compared to 18% in 1997. Outright revenue, which comprises once-off sales of information management systems and risk management software, represented 8% of group revenue in both 1997 and 1998.

REVENUE BY PRODUCT

                                    Year to 31 December

((pound)m)                    1998         1997         1996
-------------------------------------------------------------
Financial
information                   1,949        1,852        1,892
Transaction                     882          828          813
Media/
Professional                    201          202          209
-------------------------------------------------------------
TOTAL                         3,032        2,882        2,914
-------------------------------------------------------------

The proportion of revenue derived from each product group was at similar levels in each of the last three years.

FINANCIAL INFORMATION PRODUCTS

REVENUE
                                        Year to 31 December
((pound)m)                      1998          1997           1996
------------------------------------------------------------------
Europe,
Middle East
and Africa                      1,164         1,087          1,145
Asia/Pacific                      342           359            365
The Americas                      343           324            322
TIBCO                             100            82             60
------------------------------------------------------------------
TOTAL                           1,949         1,852          1,892
------------------------------------------------------------------
% CHANGE
   actual                          5%          (2%)
   comparable                      9%            8%
------------------------------------------------------------------

Financial information products revenue grew 5% at actual rates and 9% at comparable rates. This reflects growth in both recurring and outright revenue.

1998 revenue included (pound)7 million of revenue related to the acquisitions of Lipper Analytical Services Inc. and Liberty SA during the year, and (pound)15 million of revenue related to Reuters Voice Systems which was sold in December 1998.

RECURRING REVENUE

                                           Year to 31 December
                                   1998            1997           1996
-----------------------------------------------------------------------
REVENUE ((POUND)M)                1,716           1,640           1,703
% CHANGE
   actual                             5%             (4%)
   comparable                         9%              7%
-----------------------------------------------------------------------
ACCESSES (000S)
3000 products                        48              28               1
Off trading                          87              49              21
floor products
Other products                      310             309             299
-----------------------------------------------------------------------
TOTAL                               445             386             321
-----------------------------------------------------------------------
REVENUE PER
ACCESS ((POUND)000)                 4.1             4.7             5.6
% CHANGE
   actual                           (11%)           (16%)
   comparable                        (8%)            (7%)
-----------------------------------------------------------------------

Accesses grew 15% year on year to 445,000 at 31 December 1998. This compares to growth of 20% in 1997. Installed 3000 accesses increased from 28,000 at the end of 1997 to 48,000 at the end of 1998. Approximately 30% of all 3000 installations relate to new users, of which nearly 7,000 were installed during 1998. New products aimed at the Japanese and US domestic markets were introduced during the year.

FINANCIAL INFORMATION PRODUCTS deliver real-time and historical news and financial data to customers within the financial markets and provide the software tools to analyse data. Reuters main offerings are the series 2000 and 3000 product lines.

Information management systems offer customers the means to integrate and analyse data from a variety of sources for financial trading rooms. Risk management, order handling products and customised solutions from TIBCO offer customers the means of managing their own information flows and exposure to risk.

FINANCIAL INFORMATION PRODUCTS (POUND)M

                        1996    1997    1998
---------------------------------------------
Recurring revenue      1,703   1,640   1,716
Outright revenue         189     212     233
---------------------------------------------

                                                                  10 (continued)

TRANSACTION PRODUCTS principally comprise Dealing 2000-1, Dealing 2000-2 and Instinet. Dealing 2000 products enable foreign exchange professionals to converse electronically with chosen trading partners using Reuters Dealing 2000-1 or the Dealing 2000-2 automated matching system. Instinet provides agency brokerage services in global equities to securities industry professionals in more than 26 countries.

TRANSACTION PRODUCTS (POUND)M

                   1996    1997    1998
----------------------------------------
Dealing             467     445     436
Instinet            346     383     446
----------------------------------------

There were 87,000 installed off-trading floor accesses at 31 December 1998. These products are aimed at users of financial information outside the dealing room. Web-based products accounted for most of the growth and represented approximately 50,000 of the installed base at the end of the year.

Revenue per access at comparable rates continued to fall, as the proportion of lower priced off trading floor products increased. Excluding these accesses, the revenue per access at comparable exchange rates was stable.

Selective price rises taking effect in January 1999 will increase 1999 recurring revenue by approximately 1%.

OUTRIGHT REVENUE

                                Year to 31 December
                              1998      1997     1996
--------------------------------------------------------
REVENUE ((POUND)M)            233       212       189
% CHANGE
actual                        10%       12%
comparable                    13%       22%
--------------------------------------------------------

Revenue growth at comparable rates in 1998 reflected strong demand for risk management products, particularly in Europe, and information management systems from TIBCO.

TRANSACTION PRODUCTS

REVENUE

                                        Year to 31 December
((pound)m)                         1998        1997        1996
---------------------------------------------------------------
Europe, Middle East
and Africa                          266         266         286
Asia/Pacific                         97         107         108
The Americas                         73          72          73
Instinet                            446         383         346
---------------------------------------------------------------
TOTAL                               882         828         813
% CHANGE
 actual                              6%          2%
 comparable                          9%         10%
---------------------------------------------------------------
ACCESSES (000S)
Dealing                              24          25          24
Instinet                             16          13           9
---------------------------------------------------------------
TOTAL                                40          38          33
---------------------------------------------------------------
REVENUE PER ACCESS                 22.5        23.4        25.5
((POUND)000)
% CHANGE
   actual                           (3%)        (8%)
   comparable                        0%         (1%)
---------------------------------------------------------------

Revenue growth of 9% at comparable rates included growth of 18% at Instinet, discussed further on page 14, and slower growth of 2% from Dealing products.

Revenue per access at comparable rates was stable.

MEDIA AND PROFESSIONAL PRODUCTS

REVENUE

                                        Year to 31 December
((pound)m)                         1998        1997        1996
---------------------------------------------------------------
Europe, Middle East
and Africa                          136         131         133
Asia/Pacific                         27          30          31
The Americas                         38          41          45
---------------------------------------------------------------
TOTAL                               201         202         209
% CHANGE
   actual                           (1%)        (3%)
   comparable                        1%          3%
---------------------------------------------------------------

MEDIA PRODUCTS

                                        Year to 31 December
                                   1998        1997        1996
---------------------------------------------------------------
REVENUE ((POUND)M)                  127         138         155
% CHANGE
 actual                             (8%)       (11%)
 comparable                         (6%)        (4%)
---------------------------------------------------------------

Media revenue fell 6% at comparable exchange rates, reflecting the full year impact of the disposal of the satellite services business in 1997 and fewer TV location specials.

PROFESSIONAL PRODUCTS

                                        Year to 31 December
                                   1998        1997        1996
---------------------------------------------------------------
REVENUE ((POUND)M)                   74          64          54
% CHANGE
 actual                             14%         19%
 comparable                         16%         25%
---------------------------------------------------------------

Strong growth from professional products reflected the continued success of the Reuters Business Briefing product range. Password accesses to Reuters Business Briefing increased by nearly 20% to 13,100 at the year end and revenues increased over 30% at comparable rates.

Included with professional products revenue was (pound)19 million related to Reuters Health Information practice management systems which was sold in December 1998.

MEDIA PRODUCTS comprise textual news, television services, pictures and graphics for republication by media customers and also the repackaging and sale of content for online services.

PROFESSIONAL PRODUCTS provide a range of near real-time and historical financial information news products and related technology to the corporate and professional markets. Reuters Business Briefing provides access to 10 years' business information from one of the world's most comprehensive databases.


MEDIA AND PROFESSIONAL PRODUCTS
(POUND)M

                   1996    1997    1998
----------------------------------------
Media               155     138     127
Professional         54      64      74
----------------------------------------

EUROPE, MIDDLE EAST AND AFRICA
(POUND)M

                 1996       1997      1998
-------------------------------------------
Revenue          1,564     1,484     1,566
Contribution       588       498       538
-------------------------------------------


ASIA/PACIFIC
(POUND)M

                  1996      1997      1998
-------------------------------------------
Revenue            504       496       466
Contribution       193       184       177
-------------------------------------------


THE AMERICAS
(POUND)M

                  1996      1997      1998
-------------------------------------------
Revenue            440       437       454
Contribution        26        37        25
-------------------------------------------


SEGMENTAL ANALYSIS OF REVENUE AND CONTRIBUTION

EUROPE, MIDDLE EAST & AFRICA

                                   1998        1997        1996
---------------------------------------------------------------
REVENUE ((POUND)M)                1,566       1,484       1,564
% CHANGE
   actual                            6%         (5%)
   comparable                        8%          6%
---------------------------------------------------------------
CONTRIBUTION ((POUND)M)             538         498         588
% CHANGE
   actual                            8%        (15%)
   comparable                       13%          2%
---------------------------------------------------------------
Actual operating
margin                              34%         34%
---------------------------------------------------------------

Revenue growth at comparable rates in the more mature European markets was in the range of 5% - 10%, with 7% growth in the UK and Ireland and 6% growth in Germany.

Revenue from the emerging markets in central and eastern Europe continued to grow strongly, up 13% at comparable rates, despite the deteriorating economic environment in Russia.

Contribution growth at comparable rates of 13%, ahead of revenue growth of 8%, reflected the impact of tight cost control across the region.

ASIA/PACIFIC

                                   1998        1997        1996
---------------------------------------------------------------
REVENUE ((POUND)M)                  466         496         504
% CHANGE
   actual                           (6%)        (2%)
   comparable                        3%          9%
---------------------------------------------------------------
CONTRIBUTION ((POUND)M)             177         184         193
% CHANGE
   actual                           (4%)        (5%)
   comparable                        7%          9%
---------------------------------------------------------------
Actual operating
margin                              38%         37%
---------------------------------------------------------------

Revenue growth at comparable rates of 3% was depressed by the impact of the Asian financial crisis on the region's economy. Revenue growth in Japan was 8% at comparable rates.

Tight cost control resulted in contribution growth of 7% at comparable rates despite the low level of revenue growth.

THE AMERICAS

                                   1998        1997        1996
---------------------------------------------------------------
REVENUE ((POUND)M)                  454         437         440
% CHANGE
   actual                            4%         (1%)
   comparable                        5%          6%
---------------------------------------------------------------
CONTRIBUTION ((POUND)M)              25          37          26
% CHANGE
   actual                          (33%)        45%
   comparable                      (36%)        76%
---------------------------------------------------------------
Actual operating
margin                               5%          8%
---------------------------------------------------------------

Revenue from the Americas, which excludes Instinet and TIBCO, grew 4% at actual rates and 5% at comparable rates in 1998.


13 (continued)

North American revenue grew 5% at comparable rates reflecting continuing demand for information products. Revenue grew 11% at comparable rates in Latin America.

The decline in contribution reflected development and infrastructure costs to support new domestic products.

INSTINET

                                   1998        1997        1996
---------------------------------------------------------------
REVENUE ((POUND)M)                  446         383         346
% CHANGE
   actual                           16%         11%
   comparable                       18%         17%
---------------------------------------------------------------
CONTRIBUTION ((POUND)M)             155         149         135
% CHANGE
   actual                            3%         11%
   comparable                        6%         18%
---------------------------------------------------------------
Operating margin                    35%         39%
---------------------------------------------------------------

Instinet's 1998 revenue growth of 18% at comparable rates reflected growth in the second half of the year of 23%, compared to 13% in the first half, as a result of higher levels of activity.

At comparable rates, Instinet revenues in the US grew 10% compared with 15% growth in 1997. Revenue growth in the second half of the year was 17% compared with 3% in the first half of 1998.

Revenue growth from activities outside the US was 70%.

Revenues from this segment now represent nearly 20% of total Instinet revenues. Growth was driven principally by increased trading in European equities.

The lower level of contribution growth compared to revenue growth resulted in a decline in margin to 35% from 39% in 1997. This reflected additional costs associated with capacity requirements and product development during 1998.

For information concerning certain rules that could affect Instinet's business see Cautionary Statements: 'SEC rules on ECN usage', 'SEC rules for Alternative Trading Systems', and 'NASD initiatives' on pages 25 to 26.

TIBCO

                                   1998        1997        1996
---------------------------------------------------------------
REVENUE ((POUND)M)                  100          82          60
% CHANGE
   actual                           23%         37%
   comparable                       24%         45%
---------------------------------------------------------------
CONTRIBUTION ((POUND)M)              13          15          12
% CHANGE
   actual                          (13%)        23%
   comparable                      (14%)        30%
---------------------------------------------------------------
Operating margin                    13%         18%
---------------------------------------------------------------

TIBCO comprises two units, TIBCO Finance Technology, which focuses on the finance sector and TIBCO Software, which pursues opportunities outside the finance sector.


INSTINET
(POUND)M

                  1996      1997      1998
-------------------------------------------
Revenue            346       383       446
Contribution       135       149       155
-------------------------------------------


TIBCO
(POUND)M

                  1996      1997      1998
-------------------------------------------
Revenue             60        82       100
Contribution        12        15        13
-------------------------------------------

TOTAL 1998 GROWTH IN REVENUE, COSTS AND OPERATING PROFIT

                         Growth at        Growth at
                        Actual Rates   Comparable Rates
-------------------------------------------------------
Revenue                       5%              9%
Costs                         6%              8%
Operating Profit              2%             14%
-------------------------------------------------------


TOTAL 1998 COSTS BY TYPE

-----------------------------
Staff                    37%
Services                 24%
Depreciation             13%
Data                     10%
Communicating             8%
Space                     5%
Other                     3%
-----------------------------

Minority shareholdings in TIBCO Software are held by Cisco Systems Inc and Mayfield Venture Capital.

Revenue continued to grow at double digit levels in both businesses. However, overall operating margin and profit overall declined due to continuing investment in product development and increased sales support costs.

EMERGING MARKETS

Revenue from emerging markets (eastern Europe, Latin America, South East and East Asia, excluding Hong Kong and Singapore) grew 1% to (pound)275 million in 1998 or 6% at comparable rates, compared with 15% growth at comparable rates in 1997.

Revenues in the CIS grew 2% at comparable rates although this does not fully reflect the impact of client cancellations in the last quarter of 1998.

The decline in revenue growth in Asia reflected increased levels of client cancellations during 1997 and 1998. The group's revenues from Malaysia, Thailand and Indonesia, the three Asian markets with the greatest economic difficulties in 1998, totalled less than 1.5% of group revenue.

CENTRAL COSTS

Central costs which comprise corporate costs and central development, marketing and technical operations grew 1% in 1998 at actual exchange rates to (pound)351 million.

Development expenditure, which excluded costs associated with the Millennium Programme, fell 15% to (pound)200 million in 1998, and represented approximately 7% of group revenue. In 1997 development expenditure increased 17% to (pound)235 million.

OPERATING PROFIT

Operating profit grew 2% at actual rates and 14% at comparable rates. Operating profit of (pound)272 million in the second half of 1998 decreased by (pound)6 million, compared with the first half of the year.

TOTAL COSTS

Total costs grew 8% in 1998 at comparable exchange rates, compared with revenue growth of 9%. In 1997 both revenue and costs grew by 9%.

 COSTS BY TYPE
                                                 Year to 31 December
((pound)m)                                  1998       1997       1996

Staff                                        928        835        856
Services                                     586        585        539
Depreciation                                 331        312        283
Data                                         242        207        195
Communications                               207        201        202
Space                                        129        142        150
Cost of sales and                             52         64         59
other
Goodwill                                      46         51         49
amortisation
Currency hedging                             (45)       (56)        (5)
activities - net
gain
Foreign currency                               6         --         (6)
translation - net
loss/(gain)
----------------------------------------------------------------------
TOTAL                                      2,482      2,341      2,322
----------------------------------------------------------------------
(% CHANGE)
  actual                                      6%         1%
  comparable                                  8%         9%
----------------------------------------------------------------------


                                               Year to 31 December
STAFF                                       1998       1997     1996

COST ((POUND)M)                              928        835      856
(% CHANGE)
  actual                                     11%        (2%)
  comparable                                 14%         5%
----------------------------------------------------------------------

Total staff costs increased 14% at comparable rates, reflecting growth in staff numbers, the impact of inflationary increases, and costs related to the company reorganisation.

Total staff numbers grew by 5% in the year to 16,938 at 31 December 1998. Approximately half of this growth related to Instinet and TIBCO. The net effect of acquisitions and disposals was not material. In 1997, staff numbers grew 4% to 16,119.


                            Year to 31 December
SERVICES                    1998   1997   1996
----------------------------------------------
COST ((POUND)M)              586    585    539
(% CHANGE)
  actual                      0%     9%
  comparable                  2%    17%
----------------------------------------------

Cost containment initiatives continued to restrict services spending, although there was an increase in consultancy and contractor costs to support the Millennium and Euro projects.


                            Year to 31 December
DEPRECIATION                1998   1997   1996
----------------------------------------------
COST ((POUND)M)              331    312    283
(% CHANGE)
  actual                      6%    10%
  comparable                  7%    11%
----------------------------------------------

The depreciation charge grew at a slower rate in 1998 reflecting a reduction in the level of capital expenditure.


                            Year to 31 December
DATA                        1998   1997   1996
----------------------------------------------
COST ((POUND)M)              242    207    195
(% CHANGE)
  actual                     17%     6%
  comparable                 20%    12%
----------------------------------------------

Growth in data costs was principally due to the continuing increase in recoverable exchange fees on equity products and increased demands for specialist data.


                            Year to 31 December
COMMUNICATIONS              1998   1997   1996
----------------------------------------------
COST ((POUND)M)              207    201    202
(% CHANGE)
  actual                      3%     0%
  comparable                  7%     7%
----------------------------------------------

Volumes of data delivered over Reuters products continued to increase. The associated increase in costs was partially offset by savings from the sale of the satellite services business in 1997 and tariff reductions. The most significant growth was in local distribution costs, which are largely recoverable from clients.


                               Year to 31 December
SPACE                        1998     1997     1996
---------------------------------------------------
COST ((POUND)M)               129      142      150
(% CHANGE)
  actual                      (9%)     (6%)
  comparable                  (7%)      1%
---------------------------------------------------

No significant expansion or refurbishment costs were incurred in 1998.

GOODWILL

The total goodwill amortisation charge of (pound)51 million was unchanged compared with 1997. Of the 1998 charge, (pound)5 million related to associated undertakings and was charged against the group's share of income from associates.

COSTS BY FUNCTION

Selling, marketing and administrative expenses increased 8% at actual rates in


                                                                  16 (continued)

1998 to (pound)714 million compared with a 2% decline in 1997.

Production and communication costs grew 6% at actual rates in 1998 to (pound)1,722 million compared with growth of 2% in 1997.

INCOME FROM FIXED ASSET INVESTMENTS AND ASSOCIATES

During 1998, a number of investments in high technology companies, held within the Reuters Greenhouse Fund, were sold resulting in an exceptional profit of (pound)26 million. The sales related principally to investments in Yahoo!, Infoseek and Sportsline.

Income of (pound)3 million from fixed asset investments comprised distributions from a US venture capital fund specialising in high technology companies.

The group's shares of losses from associates of (pound)1 million in 1998 included Reuters share of the profit of Independent Television News (ITN) less goodwill amortisation of (pound)5 million related to investments in associates in the second half of 1998.

SHAREHOLDER VALUE

Reuters aims to grow its value and outperform its peers. Reuters believes that its mix of assets, some of which are unique to the company, will help it to meet this aim. These assets, some of which are not included in the consolidated balance sheet, include:

--   Reuters independence, as enshrined in the Reuter Trust Principles;

--   Goodwill attached to the Reuters name;

--   Software and other intellectual property;

--   Global databases of financial and other information;

--   An integrated global organisation including a skilled workforce.

Reuters uses a model for measuring and ranking its total shareholder return
(TSR) compared with that of the other 99 companies in the FTSE 100 index at the start of each measurement period. This model is used to determine vesting of awards under performance-linked share plans. Reuters rankings over both completed three year periods, and ongoing two and one year measurement periods are set out below:

REUTERS TSR RANKING IN FTSE 100

              Completed        Ongoing
                Period         Period
--------------------------------------
94-96             7
95-97            60
96-98            79
97-98                           95
 98                             84
--------------------------------------

RETURN OF CAPITAL TO SHAREHOLDERS

On 18 February 1998 Reuters implemented a capital reorganisation which returned (pound)1.5 billion of surplus capital to shareholders. The reorganisation involved the creation of a new holding company, Reuters Group PLC, which became the ultimate parent company of Reuters Holdings PLC in a court approved scheme of arrangement.

Ordinary shareholders received 13 shares in Reuters Group PLC plus (pound)13.60 in cash for every 15 shares held. Holders of American Depositary Shares (ADSs), each representing six ordinary shares, received 13 new ADSs plus the US dollar equivalent of (pound)81.60 in cash for every 15 ADSs held.

The capital reorganisation has been accounted for as a group reconstruction and merger accounting principles have been applied.

FINANCIAL NEEDS AND RESOURCES

Excluding the (pound)1.5 billion return of capital to shareholders, net funds increased by (pound)189 million during 1998. Total net debt at 31 December 1998 amounted to (pound)3 million and comprised cash and short term investments of (pound)1,006 million offset by (pound)1,009 million of debt.

"Free cash flow" which comprises operating cash flow plus net interest and other investment income received less tax paid and expenditure on tangible fixed assets was (pound)490 million, compared with (pound)449 million in 1997. This reflects higher cashflow from operations and reduced capital expenditure, offset by increased tax payments arising from timing differences between the payment and recovery of advance corporation tax and reduced net interest income following the return of surplus capital to shareholders.

Additions to fixed assets were (pound)296 million, (pound)65 million lower than 1997. Subscriber equipment expenditure fell (pound)13 million to (pound)119 million and other equipment additions fell (pound)52 million to (pound)177 million due principally to lower levels of infrastructure spending following the heavy investment in capacity in 1997. Reuters spent (pound)157 million on acquisitions and investments compared to (pound)29 million in 1997, principally in the areas of funds measurement and automated entry of stock orders.

Dividends paid were (pound)188 million, (pound)8 million down from 1997, reflecting the reduced number of shares in issue following the capital reorganisation, offset by an increase in dividends per share.

Reuters expects to be able to finance its current business plans from existing resources and facilities. In February 1998 Reuters Group PLC put in place syndicated loan facilities with a total commitment of (pound)1.5 billion, of which (pound)1.0 billion expired in December 1998 and (pound)500 million expires in December 2002.

A Euro Commercial Paper Programme was established in March 1998 providing access to (pound)1.5 billion in uncommitted finance, subject to market conditions. In December 1998 Reuters established a Euro Medium Term Note Programme which will provide access to up to (pound)1.0 billion of uncommitted facilities, subject to market conditions. In addition, at 31 December 1998 Reuters had unused, short-term uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately (pound)741m, at money market rates varying principally between 2% and 13% depending on the currency.

In February 1998 Reuters entered into a joint venture with Rudin Times Square Associates, LLC to develop an 855,000 square foot building in the Times Square section of New York City, to be known as "The Reuters Building". Each party will invest approximately US$45 million of equity, with other costs to be funded through a loan. The total cost of the project is estimated to be approximately US$360 million.

TREASURY MANAGEMENT

A substantial portion of Reuters revenue is committed under one and two-year contracts and approximately 80% is denominated in non-sterling currencies. Reuters also has significant costs denominated in foreign currencies with a different mix from revenue. Reuters profits are, therefore, exposed to currency fluctuations. The approximate proportion of operating profit excluding goodwill amortisation and currency gains attributable to each key currency group was as follows:


OPERATING PROFIT BY CURRENCY
                                     1998     1997
Continental Europe
  euro currencies                      80%      74%
  other                                19%      16%
US dollar                              54%      55%
Japanese Yen                           13%      14%
Sterling
 - depreciation                       (59%)    (52%)
 - other                              (22%)    (23%)
Other                                  15%      16%
---------------------------------------------------
TOTAL                                 100%     100%
---------------------------------------------------

Sterling costs exceeded sterling revenues due to the level of UK-based marketing, development, operational and central management costs, and depreciation which, with the exceptions of Instinet and TIBCO, is largely accounted for in sterling once an asset has been acquired.

In broad terms using the 1998 mix of profits, the impact of an additional unilateral 1% strengthening of sterling would have been a reduction of approximately (pound)9 million in 1998 operating profits before hedging (1997:
(pound)9 million).

Sterling strengthened significantly over 1997 and the first nine months of 1998, although it weakened in the last quarter of 1998. As a result, 1997 and 1998 operating profits were adversely affected.

The risk that sterling might strengthen against foreign currencies is hedged within parameters laid down by the Board. The priority in treasury policy is to reduce the risk of earnings volatility to acceptable levels while allowing a degree of flexibility to take advantage of market movements.


STERLING TRADE WEIGHTED
EXCHANGE RATE INDEX

               INDEX ON LAST DAY OF MONTH
            ----------------------------------
MONTH             1996      1997      1998

Jan               83.3      94.4     105.0
Feb               83.3      98.3     105.1
Mar               83.4      98.0     108.8
Apr               83.8     100.1     106.3
May               86.3      99.3     103.6
Jun               86.3     102.1     107.0
Jul               84.6     104.6     104.2
Aug               85.3     102.2     106.0
Sep               87.0     100.4     103.3
Oct               90.2     102.3     100.0
Nov               94.0     105.0     100.5
Dec               96.1     104.4      99.7

The main principles underlying currency hedging policies are as follows:

--   Committed hedging cannot exceed the underlying cash flow exposure;

--   Options may only be written against an underlying exposure;

-- Levels of cover for currency hedging cannot exceed 90% of underlying exposure for the first 12 months and 70% for the following 12 months.

The company has adopted value at risk ("VAR") analysis as a means of quantifying the potential impact of exchange rate volatility on reported earnings. VAR is a measure of the potential loss on a portfolio within a specified time horizon, at a specified confidence interval. Loss is defined, in this instance, as the diminution in value of rolling 12 month forecast group profits denominated in sterling. Due to the approximations used in determining VAR, the theory provides order of magnitude estimates only but these are useful for comparison purposes.

Reuters estimates that there is currently a 5% chance that profits forecast for the coming 12 months will deteriorate by more than (pound)70 million as a result of currency fluctuations before hedging and (pound)37 million after taking into account hedging at 31 December 1998 (1997: (pound)74 million before hedging and (pound)42 million after hedging). These figures represent the value at risk and are illustrated graphically below:

OPERATING PROFIT SENSITIVITY TO
CURRENCY FLUCTUATIONS BASED ON VAR ANALYSIS

                               Probability
Profit (pound)      Without Hedging       With Hedging
--------------      ---------------       ------------

-170.0124796         3.14872E-06          6.33421E-15
-165.7621676          4.6739E-06            2.608E-14
-161.5118556         6.86884E-06          1.03601E-13
-157.2615436          9.9941E-06          3.97063E-13
-153.0112316         1.43966E-05          1.46823E-12
-148.7609196         2.05322E-05          5.23806E-12
-144.5106076         2.89913E-05          1.80296E-11
-140.2602956         4.05281E-05          5.98746E-11
-136.0099836         5.60921E-05           1.9184E-10
-131.7596717         7.68607E-05          5.93028E-10
-127.5093597         0.000104271          1.76869E-09
-123.2590477         0.000140049          5.08942E-09
-119.0087357         0.000186232          1.41295E-08
-114.7584237          0.00024518          3.78462E-08
-110.5081117         0.000319576          9.78046E-08
-106.2577997           0.0004124          2.43858E-07
-102.0074877         0.000526891          5.86615E-07
-97.75717574          0.00066647          1.36148E-06
-93.50686375         0.000834635          3.04865E-06
-89.25655176         0.001034832          6.58636E-06
-85.00623978         0.001270282          1.37285E-05
-80.75592779         0.001543788          2.76084E-05
 -76.5056158         0.001857514          5.35672E-05
-72.25530381         0.002212757          0.000100276
-68.00499182          0.00260971          0.000181107
-63.75467983         0.003047249          0.000315583
-59.50436784         0.003522741          0.000530556
-55.25405585         0.004031906          0.000860578
-51.00374387         0.004568748          0.001346755
-46.75343188         0.005125557          0.002033421
-42.50311989         0.005693011          0.002962143
 -38.2528079          0.00626037          0.004163178
-34.00249591         0.006815771           0.00564526
-29.75218392         0.007346612          0.007385555
-25.50187193         0.007840003          0.009322285
-21.25155994         0.008283282          0.011352767
-17.00124796         0.008664544          0.013338937
-12.75093597         0.008973172           0.01512101
-8.500623978         0.009200329          0.016537906
-4.250311989         0.009339374          0.017451001
           0         0.009386188          0.017766435
 4,250311989         0.009339374          0.017451001
 8.500623978         0.009200329          0.016537906
12.75093597          0.008973172           0.01512101
17.00124796          0.008664544          0.013338937
21.25155994          0.008283282          0.011352767
25.50187193          0.007840003          0.009322285
29.75218392          0.007346612          0.007385555
34.00249591          0.006815771           0.00564526
 38.2528079           0.00626037          0.004163178
42.50311989          0.005693011          0.002962143
46.75343188          0.005125557          0.002033421
51.00374387          0.004568748          0.001346755
55.25405585          0.004031906          0.000860578
59.50436784          0.003522741          0.000530556
63.75467983          0.003047249          0.000315583
68.00499182           0.00260971          0.000181107
72.25530381          0.002212757          0.000100276
 76.5056158          0.001857514          5.35672E-05
80.75592779          0.001543788          2.76084E-05
85.00623978          0.001270282          1.37285E-05
89.25655176          0.001034832          6.58636E-06
93.50686375          0.000834635          3.04865E-06
97.75717574           0.00066647          1.36148E-06
102.0074877          0.000526891          5.86615E-07
106.2577997            0.0004124          2.43858E-07
110-5081117          0.000319576          9.78046E-08
114.7584237           0.00024518          3.76462E-08
119.0087357          0.000186232          1.41295E-08
123.2590477          0.000140049          5.08942E-09
127.5093597          0.000104271          1.76869E-09
131.7596717          7.68607E-05          5.93028E-10
136.0099836          5.60921E-05           1.9184E-10
140.2602956          4.05281E-05          5.98746E-11
144.5106076          2.89913E-05          1.80296E-11
148.7609196          2.05322E-05          5.23806E-12
153.0112316          1.43966E-05          1,46823E-12
157.2615436           9.9941E-06          3.97063E-13
161.5118556          6.86884E-06          1.03601E-13
165.7621676           4.6739E-06            2.608E-14
170.0124796          3.14872E-06          6.33421E-15

19 (continued)

During 1998 the average value at risk before hedging on forecast profits for the coming 12 months varied between (pound)55 million and (pound)76 million and averaged (pound)64 million (1997: (pound)72 million) and after hedging varied between (pound)30 million and


19 (continued)

(pound)43 million, averaging (pound)35 million (1997: (pound)36 million).

The gain/(loss) on currency hedging activities for the three years to December 1998 and the fair value of the unrecognised gain on the hedging book at the end of 1998 are summarised below:


CURRENCY HEDGING GAINS/(LOSSES)

((POUND)M)                  1998   1997  1996
---------------------------------------------
Recognised gains in           45     56     5
the year
Unrecognised                  (6)    39    39
(losses)/gains at
31 December
---------------------------------------------

The unrecognised gains/(losses) are based on fair values at the end of each year and include certain realised items which have been deferred because they relate to future periods.

Recognised currency hedging gains were lower in 1998 compared with 1997 due to the relative strength of sterling when hedging for 1998 was undertaken. Of the currency gains recognised in 1998, (pound)43 million related to contracts in place at the end of 1997. Unrecognised losses of (pound)6 million at 31 December 1998 compare with unrecognised gains of (pound)39 million at 31 December 1997. The fall reflects the strength of sterling during most of 1998, when the majority of cover was arranged, and the impact of sterling's subsequent weakness at the end of 1998.

Of the unrecognised currency hedging loss at 31 December 1998, (pound)3 million relates to 1999 (31 December 1997 - (pound)36 million profit related to 1998.)

Net cash flows are mainly converted into sterling and either applied to reduce debt or invested in money market instruments with financial institutions holding strong credit ratings. The use of sterling instruments avoids any currency exposure. Interest rates are hedged using a mix of financial instruments which commence and mature at various dates through to April 2000. The maturity of investments and debt are matched to minimise interest rate risk.

In broad terms, using the average net funds position, adjusted on a proforma basis for the return of capital to shareholders as if it had taken place at the beginning of the year, a 1% increase in global interest rates would have reduced proforma profit before tax in 1998 by approximately (pound)1 million (1997:
(pound)3 million) excluding the impact of hedging.

US GAAP

Reconciliations of net income and shareholders' equity under UK and US GAAP are set out on pages 36-38. A discussion of the relevant US accounting policies which differ materially from UK GAAP is given on page 80 of Reuters Holdings PLC 1997 annual report and accounts. Two additional accounting adjustments were made in 1998.

Firstly, a deduction of (pound)2 million before tax was made in respect of the recognition of revenue from sales of software subject to millennium warranties. Under UK GAAP, revenue and related direct costs from contracts for the outright sale of software systems are recognised at the time of client acceptance. Under US GAAP, specific rules were introduced with effect from January 1998 for the determination of client acceptance in cases where future significant modifications or upgrades to the software are considered to be part of the client's overall acceptance of the product. Under these rules, an amount of revenue is required to be deferred until these software upgrades have been delivered and accepted by the client.

The adjustment made for 1998 of (pound)2 million compares with a (pound)22 million adjustment required in the first half of 1998. The fall reflects the progress in the second half of 1998 in the delivery and installation of millennium compliant software.

Secondly, a different accounting treatment is required under US GAAP to reflect the impact of the capital reorganisation in February 1998. Under US GAAP this transaction was deemed to be a share consolidation combined with a special dividend and requires retroactive restatement of earnings per share and per ADS and dividends per share and per ADS. Under UK GAAP no restatement of earnings per share was deemed necessary as the return of capital was considered to be equivalent to a repurchase of shares at market value and the number of new shares in Reuters Group PLC was set to facilitate comparability with those of Reuters Holdings PLC.

REPORTING UNDER THE NEW ORGANISATION STRUCTURE

With effect from 1 January 1999 the Group has been reorganised into two business divisions - Reuters Information (RI) and Reuters Trading Systems (RTS). Instinet continues to operate as an autonomous subsidiary. A Global Sales and Operations group (GSO) has been established to co-ordinate the activities of the geographical units responsible for the sale, installation, delivery and support of divisional products.

The external reporting of financial performance will be revised with effect from the 1999 interim announcement to reflect this new organisation structure.

EUROPEAN MONETARY UNION

The Reuters Euro Programme established to handle the product-related issues arising from European Monetary Union was completed successfully.

The programme addressed changes to Reuters systems and products required to meet the demands of the single European currency. Product revisions to address euro issues were completed and tested on time.

Conversion and testing of approximately 1 billion pieces of information held on Reuters historical databases took place over the four days prior to the opening of the markets on 4 January 1999.

The incremental external costs incurred on the Euro Programme amounted to (pound)6 million in 1998. Some additional expenditure will be incurred in 1999, principally related to the additional client support required in the first few weeks of the year.

YEAR 2000 READINESS DISCLOSURE

MILLENNIUM PROGRAMME

Reuters established its Millennium Programme in 1996 to address the issues arising as a result of the change of millennium. Many computer systems, as well as equipment that uses embedded chips, store or process date information using only the last two digits of the year. From 1 January 2000 these systems may be unable to distinguish between 1900 and 2000. This is complicated by the fact that the year 2000 is also a leap year. If not overcome these problems could disrupt the normal business operations of companies, including Reuters. Reuters Millennium Programme is led by an executive director, supported by a full time programme director, and both central and locally based millennium staff. The Programme consists of six key parts:

1) Awareness - making Reuters customers, suppliers and employees aware of its Millennium Programme and its progress through a series of brochures and a comprehensive public Internet Millennium web-site.

2) Product Strategy - determining which Reuters products would be included in the Reuters Millennium Programme and which older products would be declared obsolete and replaced by newer products in accordance with the normal business cycle.

3) Inventory - identifying and recording all aspects of Reuters business that are date sensitive. The inventory details both third party and proprietary software used in Reuters, hardware from desktop PCs to main frame computers, third party datafeeds whether they be from an exchange or a single institution, telecommunication and building services and other equipment that is utilised for business operations.

4) Development - assessment of date sensitivity, and rectification or replacement of date sensitive products. To date, over 1,500 of Reuters proprietary software applications have been renovated.

5) Testing - verification of rectification. Testing is carried out at three levels: Unit testing of individual software applications -- Integration testing of groups of related applications -- Product testing to give assurance of end to end operation

6) Implementation - installation of tested products and systems. To date, over 85% of client site applications have been upgraded.

Much of the work under the six phases of the Millennium Programme has been completed. Some work will continue in 1999, including product assurance, industry based testing, development work for certain corporate systems and residual client site implementation. Reuters will also continue to verify the efforts of its suppliers.

As part of the Millennium Programme, Reuters actively participates in a number of national and international year 2000 groups which include representation from customers, suppliers, infrastructure suppliers, regulatory and government authorities, and other organisations with a significant interest in year 2000 issues.

MILLENNIUM PROGRAMME COSTS

The effort associated with the Millennium Programme falls into two main categories:

1) The diversion of existing internal resources. This includes development staff who would otherwise be deployed on other projects and operational staff involved in the implementation at customer sites.

2) Incremental external resources, largely contractors and consultants, who will not remain following the completion of the programme.

Details of the costs incurred in 1998 and budgeted for 1999 are set out below.


                                        1999
                              1998     budget
Costs (POUND)(M)
---------------------------------------------
Internal effort
Development                    10        6
Implementation                 14        8
External effort
Development                    18        7
Implementation                 13        7
Total                          55       28
---------------------------------------------


Internal and external costs for 1998 were in line with expectations. Incremental capital expenditure arising as a direct result of the programme was (pound)33 million in 1998. No estimation of the cost of assets replaced in the normal business cycle has been made.

The 1998 internal development effort of (pound)10 million represented 5% of total group development expenditure. The (pound)14 million of implementation activity represented 8% of client site activity. Accordingly, Reuters believes that the Millennium Programme has not resulted in any material deferrals of product developments or decreases in service quality at client sites. As internal resource plans have considered Millennium Programme requirements since 1996, it is not possible to assess whether forthcoming product development might have occurred sooner in the absence of this programme.

No material costs are currently projected for the year 2000 or beyond. However, due to the number of variables and dependencies involved, Reuters does not consider it possible to identify, avoid or quantify the damage that could result from all possible millennium-related problems.

Reuters has used, and expects to continue to use, internally generated funds to cover the cost of the Millennium Programme.

BUSINESS RISKS FROM YEAR 2000 ISSUES

The production of Reuters services and Reuters internal operations rely on third party suppliers of data, hardware, software, telecommunications utilities, buildings and building services. A failure of a third party supplier represents a business risk to Reuters. Third party suppliers of date sensitive products and services have been included in the millennium inventory. These suppliers have been surveyed by Reuters about the nature and progress of their millennium work, and may be requested to provide additional information, including regular updates of the progress of their work.

Testing to verify Reuters use of certain third party products and services is also carried out to gain further assurance. However, in the case of telecommunications and utility suppliers, testing has not been possible, and generally it has been difficult to obtain full assurances of millennium compliance from them. Failure of a telecommunications or utility provider is therefore a business risk for Reuters.

Through existing disaster recovery plans, Reuters already has the capability to manage certain telecommunications and utilities failures. These plans will be refined during the business continuity planning process described below.

Reuters products make use of software running in Reuters technical centres and software at customer sites. Both types of software are tested and certified as part of the Reuters Millennium Programme. A risk is posed to the effective delivery of Reuters products if a problem is experienced with client site software which requires site visits by Reuters engineers to overcome, due to the time required to visit all customers. Remote support techniques such as direct downloading and delivery via the Internet will form part of the business continuity plan to minimise this risk.

Although Reuters will continue to devote substantial resources to address its millennium issues, there can be no assurance that its products will not contain undetected year 2000 problems. Moreover, while Reuters business continuity plan will require that there is enhanced staff coverage at the beginning of the year 2000 and thereafter when needed, there can be no assurance that an unexpected level of millennium problems will not result in a shortage of qualified personnel to deal with them or in a diversion of personnel from other operations.

In addition, many commentators believe that there will be a significant amount of litigation arising out of millennium-related issues. The unprecedented nature of any such litigation makes it impossible for Reuters to predict the impact that any such litigation would have on Reuters.

Reuters expects that the development of its business continuity plan will further refine its understanding of the relevant business risks arising from the change of millennium, and there may be additional risks of which Reuters is not now aware.

REUTERS CONTINUITY PLAN

Reuters is currently preparing a comprehensive business continuity plan specifically designed for the Millennium. The continuity plan is a key component of Reuters preparation for the millennium and will be the primary focus of the programme during 1999.

Reuters already has as part of its day to day operations plans that can be executed in the event of certain service failures. These range from failure of a single computer or software application to the failure of a key global technical centre. These operational plans will form the basis of the millennium continuity plan after being checked for applicability and enhanced as appropriate.

Continuity planning focuses on three areas in Reuters - production, infrastructure, and customer environment. Potential incidents in each area are being identified, assessed and, where possible, plans put in place to handle the incident. Continuity plans will include additional staff coverage globally for key parts of the Reuters business. This ranges, for example, from enhanced help desks, field support, software support and operational support to incident monitoring and decision making.

CAUTIONARY STATEMENTS

IMPACT OF CURRENCY MOVEMENTS

Reuters receives revenue and incurs expenses in more than 60 currencies and is thereby exposed to the impact of fluctuations in currency rates. Sterling's strength in the first three quarters of 1998 has restricted revenue and earnings growth. A resumption of sterling's strength could further restrict reported revenue and earnings in 1999. Reuters currency exposure is actively hedged. For additional information concerning currency fluctuations see "Treasury Management" on page 18.

STATE OF FINANCIAL MARKETS

Reuters business is dependent upon the health of the financial markets and the participants in those markets. Recent events in the financial sector in Asia, Russia and Latin America have created uncertainty in these and other markets and the full impact of these events has not yet been reflected in revenue. Reuters business could also be adversely affected by consolidations and rationalisations among clients in the banking and other industries.

Reuters transactions business is particularly dependent upon the level of activity in the foreign exchange and equity markets.

PRODUCT DEVELOPMENT

Products in the information technology industry are becoming increasingly sophisticated. As a result, Reuters, like other information vendors, may encounter difficulties or delays in the development, production, testing, marketing, installation and market acceptance of new products.

EUROPEAN ECONOMIC AND MONETARY UNION

The introduction of a single currency in Europe in January 1999 has initially resulted in a reduction in the volume of foreign exchange trading. At this time Reuters is unable to predict whether this will have a long-term effect on the company's foreign exchange information and transaction services.

MILLENNIUM ISSUES

Reuters is exposed to various risks arising out of the change of millennium and the impact which this may have on its products and the development and production processes upon which they depend. A risk is posed to the effective delivery of Reuters products if a problem is experienced with client site software which requires site visits by Reuters engineers to overcome, due to the time required to visit all customers. Also, Reuters services and internal operations rely on third party suppliers of data, hardware, software, telecommunications, utilities and building services. For further information concerning Reuters Millennium Programme, see "Millennium Programme" on pages 21-24. Additional risks are described under the heading "Business Risks from Year 2000 issues" on pages 22-23.

BROKER ACTIVITIES

Certain Reuters subsidiaries act as brokers in the financial markets but do not undertake trading on their own account. Instinet Corporation is an agency broker in the equities markets and Reuters Transaction Services Limited (RTSL) operates the Dealing 2000-2 electronic brokerage services for the foreign exchange market. These brokers could incur losses from broken trades and, in respect of equities, the failure of a counterparty. Reuters seeks to mitigate these risks by computerised systems, procedural controls and contractual agreements with customers.

SEC RULES FOR ALTERNATIVE TRADING SYSTEMS

In December 1998 the US Securities and Exchange Commission (SEC) promulgated new rules overhauling the regulation of certain "alternative trading systems". The rules expand the SEC's interpretation of the definition of "exchange" under the US securities laws to encompass a broad range of electronic brokerage activities, including those conducted by Instinet Corporation.

The rules permit alternative trading systems to choose to be regulated either as a national securities exchange or as a broker-dealer, provided that they comply with certain additional requirements imposed by a new Regulation ATS. The requirements include, among others, mandatory public display of, and public access to, best-priced orders displayed within the system and the establishment and application of fair access and capacity, integrity and security standards. The new rules were promulgated with an effective date of 21 April 1999, subject to a phase-in provision for the public display requirement (with 50% of covered securities required to be displayed on 21 April 1999 and the remaining 50% required to be displayed on 30 August 1999).

Implementation of Regulation ATS may have a significant impact on Instinet's business. Mandatory order display may result in an increased volume of message traffic, with resulting additional costs associated with increasing network capacity. Implementation of the Regulation is also expected to require functional modifications to Instinet Corporation's systems and its customers' interfaces.

Instinet Corporation has commenced discussions with the staff of the SEC Division of Market Regulation regarding implementation of Regulation ATS in a manner that would minimise or avoid disruption to Instinet's business. Reuters is unable to predict the outcome of these discussions, although they may have a significant impact on the extent to which Instinet's business is affected by Regulation ATS.

SEC RULES ON ECN USAGE

Reuters and Instinet Corporation continue to monitor the operation of SEC rules governing market-maker and exchange specialist usage of electronic communications networks (ECNs).

Most recently, by letter dated 18 December 1998, the SEC Division of Market Regulation issued an extension, until 19 February 1999, of the Division's no-action position verifying Instinet Corporation's status as an ECN. The Division continues to condition its position upon, among other things, Instinet Corporation's representation that it has sufficient capacity to handle the volume of trading reasonably anticipated. Reuters has no reason at this time to believe that Instinet Corporation will not be able to continue to meet its obligations as an ECN under currently applicable SEC rules, although Instinet's status could be adversely affected by the implementation of Regulation ATS, as described below.

NASD INITIATIVES

The US National Association of Securities Dealers, Inc. (NASD), which oversees the activities of US broker-dealers and also operates and regulates the primary market for the trading of over-the-counter securities (Nasdaq), is considering a number of changes to the Nasdaq marketplace.

Some of these changes could put the NASD into direct competition with Instinet or otherwise have a significant impact on Instinet's business. Each of the NASD's proposals must be approved by the SEC. At this time Reuters is unable to predict whether, when or in what form any of the NASD's proposals will be approved or implemented, or the impact that any such implementation would have on Instinet Corporation's business.

FURTHER REGULATION OF TRANSACTION PRODUCTS

The increasing use of electronic systems as alternatives to traditional exchange and over-the-counter trading has led authorities in several jurisdictions to explore various methods of regulating such systems, including the SEC rules described below, implementation of which could impact Instinet and other transaction products offered by Reuters from time to time.

KEY SUPPLIERS

Reuters is reasonably dependent on certain hardware and software suppliers, although alternative sources could be found if the need arose. The main suppliers are Intel Corporation, Microsoft Corporation, Compaq Computer Corporation and NCR Corporation.

NETWORKS AND SYSTEMS

Reuters networks and systems risk being impacted by a catastrophic failure of long or short duration due to factors beyond its control. Reuters seeks over time to minimise these risks as far as it can by, inter alia, security controls, systems and communications redundancy and elimination of single points of failure where feasible.

INTERNET

Availability of the public Internet and Internet technology may, over time, reduce barriers to entry for new information providers, creating additional competition and new price/cost dynamics in the industry. It may also increase the availability of commoditised data in cheaper forms and the loss of control over intellectual property. As a new publishing medium, it will also create new outlets for content providers.

GEOGRAPHICAL OPERATIONS

Reuters may suffer discriminatory tariffs or other forms of government intervention due to the nature of its editorial and other reporting activities.

REUTERS ANALYTICS

In January 1998 Reuters was notified that Reuters Analytics Inc. ("Reuters Analytics"), one of its US subsidiaries, is the subject of a grand jury investigation in New York arising out of an arrangement that Reuters Analytics had with a New York-based consultant. The consultant subscribed to Bloomberg L.P.'s service, which included the associated data and analytics.

Reuters is co-operating with the investigation and has engaged external legal counsel to conduct a thorough internal inquiry. At this time Reuters is unable to predict the impact the investigation or related events may have on its business or financial condition.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 1998 (unaudited)

                                                YEAR TO            YEAR TO
                                              31 DECEMBER        31 DECEMBER
                                           1998       1997      1998      1997
                                         (POUND)M   (POUND)M    US$M      US$M
--------------------------------------------------------------------------------
Revenue                                     3,032     2,882     5,033     4,784
Operating costs                            (2,482)   (2,341)   (4,120)   (3,886)
--------------------------------------------------------------------------------
Operating profit                              550       541       913       898
Profit on disposal of fixed
asset investments                              26        --        43        --
Loss from associates                           (1)       (1)       (1)       (1)
Income from fixed
asset investments                               3         6         5         9
Net interest receivable                         2        80         3       133
--------------------------------------------------------------------------------
Profit on ordinary
activities before taxation                    580       626       963     1,039
Taxation on profit on
ordinary activities                          (196)     (236)     (325)     (392)
--------------------------------------------------------------------------------
Profit after taxation
attributable to
ordinary shareholders                         384       390       638       647
Dividend
        Interim                               (48)      (50)      (80)      (84)
        Final                                (155)     (140)     (257)     (231)
--------------------------------------------------------------------------------
Retained profit                               181       200       301       332
--------------------------------------------------------------------------------
Earnings per                                26.7p     24.0p     26.7p     24.0p
ordinary share
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS
AND LOSSES FOR THE YEAR ENDED 31 DECEMBER 1998
(unaudited)

                                                      YEAR TO         YEAR TO
                                                    31 DECEMBER     31 DECEMBER
                                                 1998       1997    1998    1997
                                                (POUND)M  (POUND)M  US$M    US$M
--------------------------------------------------------------------------------

Profit attributable to
ordinary shareholders                              384      390     638      647
Translation differences
(debited)/credited directly
to reserves                                         (1)       2      (1)       3
--------------------------------------------------------------------------------
Total recognised gains
and losses relating to
the period                                         383      392     637      650
--------------------------------------------------------------------------------

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR
ENDED 31 DECEMBER 1998 (unaudited)

                                                 YEAR TO            YEAR TO
                                               31 DECEMBER        31 DECEMBER
                                             1998       1997     1998      1997
                                           (POUND)M   (POUND)M   US$M      US$M
--------------------------------------------------------------------------------
Net cash inflow from                          998       936     1,656     1,554
operating activities
Dividends received from
associates                                      9        --        15        --
Returns on investments and
servicing of finance
Interest received                              76        79       126       132
Interest paid                                 (72)       (3)     (119)       (4)
Income from fixed asset
investments                                     3         1         4         1
--------------------------------------------------------------------------------
Net cash inflow from returns
on investments and servicing
of finance                                      7        77        11       129
Taxation paid                                (219)     (196)     (363)     (325)
Capital expenditure and
financial investments
Purchase of tangible fixed
assets                                       (307)     (369)     (509)     (613)
Sale of tangible fixed assets                   2         1         3         1
Purchase of fixed asset
investments                                   (22)      (21)      (36)      (35)
Sale of fixed asset
investments                                    34        11        57        19
--------------------------------------------------------------------------------
Net cash outflow from capital
expenditure and financial
investments                                  (293)     (378)     (485)     (628)
Acquisitions and disposals
(including associates)                       (138)      (22)     (229)      (38)
Equity dividends paid                        (188)     (196)     (311)     (326)
--------------------------------------------------------------------------------
Cash inflow before use of
liquid resources and
financing                                     176       221       294       366
Management of liquid
resources
Net decrease/(increase) in
short-term investments                        313      (255)      520      (422)
Financing
Return of surplus capital                  (1,482)       --    (2,462)       --
Proceeds from issue of shares                  13        39        21        64
Shares repurchased                             --       (21)       --       (34)
Net increase/(decrease) in
borrowings                                    972       (15)    1,614       (26)
--------------------------------------------------------------------------------
Net cash (outflow)/inflow
from financing                               (497)        3      (827)        4
--------------------------------------------------------------------------------
Decrease in cash                               (8)      (31)      (13)      (52)
--------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN
NET FUNDS FOR THE YEAR ENDED 31 DECEMBER 1998
(unaudited)

                                                YEAR TO              YEAR TO
                                              31 DECEMBER          31 DECEMBER
                                             1998      1997      1998      1997
                                           (POUND)M  (POUND)M    US$M      US$M
--------------------------------------------------------------------------------
Decrease in cash                               (8)      (31)      (13)      (52)
Cash (inflow)/outflow from
movement in borrowings                       (972)       15    (1,614)       26
Cash (inflow)/outflow from
movement in liquid resources                 (313)      255      (520)      422
--------------------------------------------------------------------------------
Change in net cash resulting
from cashflows                             (1,293)      239    (2,147)      396
Translation difference                         --         1        --         2
--------------------------------------------------------------------------------
Movement in net funds                      (1,293)      240    (2,147)      398
Opening net funds                           1,290     1,050     2,142     1,744
--------------------------------------------------------------------------------
Closing net (debt)/funds                       (3)    1,290        (5)    2,142
--------------------------------------------------------------------------------


NET CASH INFLOW FROM OPERATING ACTIVITIES

                                            YEAR TO          %             YEAR TO
                                         31 DECEMBER       CHANGE        31 DECEMBER
                                        1998      1997                  1998      1997
                                      (POUND)M  (POUND)M                US$M      US$M
---------------------------------------------------------------------------------------
Operating profit                          550       541         2%        913       898
Depreciation                              331       312         6%        548       519
Goodwill amortisation                      46        51        (9%)        77        84
Decrease in stocks                          3        10       (67%)         6        17
Increase in debtors                      (103)      (73)       43%       (172)     (121)
Increase in creditors                     171        81       112%        284       134
Profit on disposal of
subsidiaries                               (5)       --                    (8)       --
Loss on disposal of fixed
assets                                      3        10       (68%)         5        16
Amortisation of interests
in own shares                               3         4       (20%)         5         7
Miscellaneous, principally
translation differences                    (1)       --         --         (2)       --
---------------------------------------------------------------------------------------
                                          998       936         7%      1,656     1,554
---------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 1998
(unaudited)

                                              31 DECEMBER         31 DECEMBER
                                           1998       1997      1998      1997
                                         (POUND)M   (POUND)M    US$M      US$M
--------------------------------------------------------------------------------
Fixed assets                                1,098     1,046     1,823     1,738
Net current assets
Stocks                                          6        13        10        22
Debtors                                       595       498       988       827
Cash and short-term
investments                                 1,006     1,356     1,670     2,251
Creditors                                  (2,250)   (1,153)   (3,736)   (1,915)
--------------------------------------------------------------------------------
Net current
(liabilities)/assets                         (643)      714    (1,068)    1,185
Long-term creditors and
provisions                                    (66)      (81)     (109)     (135)
--------------------------------------------------------------------------------
Net assets                                    389     1,679       646     2,788
--------------------------------------------------------------------------------
Capital and reserves
Called-up share capital and
share premium                                 370       408       616       679
Other reserve                              (1,717)     (290)   (2,852)     (481)
Profit and loss account
reserve                                     1,719     1,543     2,854     2,561
--------------------------------------------------------------------------------
Shareholders' equity                          372     1,661       618     2,759
--------------------------------------------------------------------------------
Minority interest                              17        18        28        29
--------------------------------------------------------------------------------
Capital employed                              389     1,679       646     2,788
--------------------------------------------------------------------------------

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS'
FUNDS FOR YEAR TO 31 DECEMBER 1998 (unaudited)

                                              YEAR TO              YEAR TO
                                            31 DECEMBER          31 DECEMBER
                                           1998      1997      1998       1997
                                        (POUND)M   (POUND)M    US$M       US$M
--------------------------------------------------------------------------------
Retained profit                            181        200        301        332
Translation differences
(debited)/credited directly
to reserves                                 (1)         2         (1)         3
Return of surplus capital
to shareholders                         (1,482)        --     (2,462)        --
Shares issued during the
period                                      13         22         21         37
Shares repurchased during
the period                                  --        (21)        --        (34)
--------------------------------------------------------------------------------
Net (reduction)/addition to
shareholders' equity                    (1,289)       203     (2,141)       338
Opening shareholders'
equity                                   1,661      1,458      2,759      2,421
--------------------------------------------------------------------------------
Closing shareholders'
equity                                     372      1,661        618      2,759
--------------------------------------------------------------------------------

NOTES TO UNAUDITED PRELIMINARY RESULTS FOR THE
YEAR ENDED 31 DECEMBER 1998

1.   BASIS OF PREPARATION

The above financial information has been prepared on a basis consistent with the accounting policies set out on pages 78 and 79 of Reuters Holdings PLC 1997 annual report. The annual financial statements, which are the first published by Reuters Group PLC, reflect all adjustments consisting only of normal recurring adjustments which, in the opinion of management, are necessary to provide a fair statement of the results for the periods presented.

Reuters Group PLC was incorporated on 24 December 1996 as Nayatronics Limited and was re-registered as a public limited company on 12 December 1997. On 2 December 1997 the authorised share capital of Reuters Group PLC was increased from (pound)100 to (pound)50,000 by the creation of 49,900 redeemable preference shares of (pound)1 each and on 12 December 1997 was further increased to (pound)525,000,001 by the creation of 2,099,800,000 ordinary shares of 25p each and one founders share of (pound)1.

On 18 February 1998, Reuters Group PLC issued and credited as fully paid 1,417,331,693 ordinary shares of 25p each and paid cash of (pound)1,482 million to acquire the majority of the issued share capital of Reuters Holdings PLC following the approval of a High Court Scheme of Arrangement. In exchange for every 15 ordinary shares in Reuters Holdings PLC shareholders received 13 ordinary shares in Reuters Group PLC plus (pound)13.60 in cash.

As the cash consideration exceeded ten percent of the nominal value of the new shares issued, compliance with the detailed accounting requirements of the UK Companies Act of 1985 would have required the capital reorganisation to be accounted for as an acquisition. This would have resulted in all of the separable assets and liabilities of the group at the date of the reorganisation being recorded at their fair values, substantial goodwill and goodwill amortisation charges and only post reorganisation results being reported in the group profit and loss account. The directors do not believe this would have given a true and fair view of the state of affairs of the group and of its results as in substance the capital reorganisation represented a change in the identity of the holding company rather than an acquisition of a business. Consequently, the capital reorganisation has been accounted for using merger accounting principles, as the directors consider this necessary in order to meet the overriding requirements of the UK Companies Act 1985 to show a true and fair view. The directors consider that it is not practicable to quantify the effect of this departure from the detailed accounting requirements.

Share capital and reserves in the prior year consolidated balance sheets have been restated on a proforma basis. The proforma share capital as at 31 December 1997 and 31 December 1996 represents the proforma nominal value of shares in issue of Reuters Group PLC immediately prior to the reorganisation. Differences between this amount and the previously reported capital and reserves, excluding the profit and loss reserve, represent the merger difference and have been reflected in other reserves.

The cash payment and the reduction in the number of ordinary shares was considered to represent a repurchase of two shares in every fifteen at market value. Consequently, prior year earnings per share figures have not been adjusted.

The unaudited financial statements should be read in conjunction with the 1997 annual accounts of Reuters Holdings PLC. The results for the year to 31 December 1997 do not comprise statutory accounts within the meaning of section 240 of the 1985 UK Companies Act but are an abridged proforma version of the statutory accounts of Reuters Holdings PLC for that year which have been delivered to the Registrar of Companies. The auditors' report on the statutory accounts was unqualified and did not contain a statement made under section 237(2) or section 237(3) of the Companies Act.

2.   SEGMENTAL ANALYSIS

                                    YEAR TO              %           YEAR TO
                                  31 DECEMBER         CHANGE       31 DECEMBER
                                1998      1997                   1998      1997
                              (POUND)M  (POUND)M                 US$M      US$M
--------------------------------------------------------------------------------
Revenue
Europe, Middle East
and Africa                      1,566     1,484          6%     2,599     2,463
Asia/Pacific                      466       496         (6%)      773       823
The Americas                      454       437          4%       754       726
--------------------------------------------------------------------------------
                                2,486     2,417          3%     4,126     4,012
Instinet                          446       383         16%       740       636
TIBCO                             100        82         23%       167       136
--------------------------------------------------------------------------------
                                3,032     2,882          5%     5,033     4,784
--------------------------------------------------------------------------------
Operating costs where
incurred
Europe, Middle East
and Africa                     (1,028)     (986)         4%    (1,705)   (1,636)
Asia/Pacific                     (289)     (312)        (7%)     (480)     (518)
The Americas                     (429)     (400)         7%      (713)     (664)
--------------------------------------------------------------------------------
                               (1,746)   (1,698)         3%    (2,898)   (2,818)
Instinet                         (291)     (234)        25%      (483)     (388)
TIBCO                             (87)      (67)        31%      (145)     (112)
--------------------------------------------------------------------------------
                               (2,124)   (1,999)         6%    (3,526)   (3,318)
--------------------------------------------------------------------------------
Contribution
Europe, Middle East
and Africa                        538       498          8%       894       827
Asia/Pacific                      177       184         (4%)      293       305
The Americas                       25        37        (33%)       41        62
--------------------------------------------------------------------------------
                                  740       719          3%     1,228     1,194
Instinet                          155       149          3%       257       248
TIBCO                              13        15        (13%)       22        24
--------------------------------------------------------------------------------
                                  908       883          3%     1,507     1,466
Central costs                    (351)     (347)         1%      (582)     (576)
Net currency gain                  39        56        (29%)       65        92
Goodwill amortisation             (46)      (51)        (9%)      (77)      (84)
--------------------------------------------------------------------------------
Operating profit                  550       541          2%       913       898
--------------------------------------------------------------------------------

3.   US GAAP

UK GAAP differ in certain respects from US GAAP. A discussion of the relevant accounting principles which differ materially is given on page 80 of Reuters Holdings PLC 1997 annual report and beneath the following table. The following are the approximate adjustments required to reconcile UK GAAP with US GAAP.

ADJUSTMENTS TO NET INCOME

                                                  YEAR TO            YEAR TO
                                             31 DECEMBER 1998   31 DECEMBER 1997
                                                 (POUND)M           (POUND)M
--------------------------------------------------------------------------------
Profit attributable to ordinary
shareholders in accordance with UK GAAP            384                390
US GAAP adjustments:
   Software revenue recognition (see
   note (i) below)                                  (2)                --
   Goodwill and other acquisition
   accounting adjustments                           (3)                (3)
   Software development                             (2)                (2)
   Employee costs                                   (1)                (3)
   Taxes                                            16                  4
--------------------------------------------------------------------------------
Approximate net income in
accordance with US GAAP                            392                386
--------------------------------------------------------------------------------
Earnings and dividends (see note (ii) below)
Basic earnings per ADS in
accordance with US GAAP                            166.6p             164.5p
Diluted earnings per ADS in accordance
with US GAAP                                       166.0p             163.4p
Dividend paid per ADS (including
UK advance corporation tax credit)                  99.8p             104.7p
Deemed special dividend paid per ADS               627.7p               --
--------------------------------------------------------------------------------
Total dividend paid per ADS                        727.5p             104.7p
--------------------------------------------------------------------------------
Weighted average number of shares used
in basic EPS calculation (millions)                1,411              1,407
--------------------------------------------------------------------------------

(i)  Software revenue recognition

Under UK GAAP, revenue and related direct costs from contracts for the outright sale of software systems are recognised at the time of client acceptance. Under US GAAP, specific rules were introduced from January 1998 for the determination of client acceptance in cases where future significant modifications or upgrades to the software are considered to be part of the client's overall acceptance of the product. Under these rules, an amount of revenue is required to be deferred until these software upgrades have been delivered and accepted by the client. Warranties provided by Reuters in connection with the delivery of millennium versions of software fall within these rules and consequently an element of revenue and related direct cost has been deferred under US GAAP. The policy has not been adopted under UK GAAP.

(ii) Capital reorganisation

As explained in note 1, Reuters Holdings PLC completed a capital reorganisation in February 1998. Under US GAAP this transaction was deemed a share consolidation combined with a special dividend and, accordingly, earnings per share and per ADS and dividends per share and per ADS have been retroactively restated. Under UK GAAP no restatement of earnings per share was deemed necessary as the cash payment was considered to be equivalent to a repurchase of shares at market value and the number of new shares in Reuters Group PLC was set to facilitate comparability of earnings with those of Reuters Holdings PLC.

ADJUSTMENTS TO SHAREHOLDERS' EQUITY

                                          31 DECEMBER 1998      31 DECEMBER 1997
                                             (POUND)M               (POUND)M
--------------------------------------------------------------------------------
Capital employed before minority
interest in accordance with UK GAAP            372                    1,661
US GAAP adjustments:
Software revenue recognition                    (2)                      --
Goodwill and other acquisition
accounting adjustments                          14                       11
Capitalised software development
costs net of amortisation                        6                        8
Fixed asset investments                         42                       14
Shares held by employee share
ownership trusts                               (45)                     (39)
Liabilities                                    (28)                     (25)
Taxes                                          (10)                     (16)
Dividends not formally declared or paid
during the year                                155                      140
--------------------------------------------------------------------------------
Shareholders' equity in
accordance with US GAAP                        504                    1,754
--------------------------------------------------------------------------------


STATEMENT OF COMPREHENSIVE INCOME

                                              YEAR TO               YEAR TO
                                         31 DECEMBER 1998       31 DECEMBER 1997
                                             (POUND)M               (POUND)M
--------------------------------------------------------------------------------
Approximate net income
in accordance with US GAAP                     392                      386
Other comprehensive income, net of tax:
Unrealised gains arising on certain
fixed asset investments:
   arising during year                          37                        8
   less gains in net income                    (19)                      --
Foreign currency translation differences        (1)                       2
--------------------------------------------------------------------------------
Approximate comprehensive income in
accordance with US GAAP                        409                      396
--------------------------------------------------------------------------------

SUMMARISED BALANCE SHEET (US GAAP BASIS)

                                        31 DECEMBER 1998        31 DECEMBER 1997
                                           (POUND)M                 (POUND)M
--------------------------------------------------------------------------------
Assets
Fixed tangible assets                          859                      858
Current assets                               1,565                    1,809
Other assets                                    42                       58
Software development costs                       6                        8
Goodwill and other intangibles                 250                      174
--------------------------------------------------------------------------------
Total assets                                 2,722                    2,907
--------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities                          2,102                    1,017
Long-term liabilities                           75                       86
Deferred taxes                                  24                       32
Minority interest                               17                       18
Shareholders' equity before deductions         562                    1,889
Treasury stock                                   -                      (82)
Shares held by employee share
ownership trusts                               (58)                     (53)
--------------------------------------------------------------------------------
Total shareholders' equity                     504                    1,754
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity   2,722                    2,907
--------------------------------------------------------------------------------


SUMMARISED CONSOLIDATED CASHFLOW STATEMENT UNDER US GAAP

                                               YEAR TO              YEAR TO
                                           31 DECEMBER 1998     31 DECEMBER 1997
                                               (POUND)M             (POUND)M
--------------------------------------------------------------------------------
Net cash inflow from operating activities         795                   817
Net cash outflow from investing activities       (431)                 (400)
Net cash outflow from financing activities       (764)                  (85)
--------------------------------------------------------------------------------
Net (decrease)/increase in cash and cash
equivalents                                      (400)                  332
--------------------------------------------------------------------------------

GENERAL STATISTICS AND FINANCIAL RATIOS

GENERAL STATISTICS

                                                              DECEMBER    %       DECEMBER
                                                                1998    CHANGE      1997
-----------------------------------------------------------------------------------------
User accesses (000s)
        Information product accesses                              445       15%       386
        Transaction product accesses                               40        6%        38
        RBB passwords                                            13.1       19%      11.0
-----------------------------------------------------------------------------------------

Total subscriber locations (000s)                                57.9        9%      53.0
-----------------------------------------------------------------------------------------

Average weekly contacts foreign exchange (000s)                 1,392      (12%)    1,588
-----------------------------------------------------------------------------------------
Information sources:
        Contributors                                            4,982        4%     4,800
        Markets reported in real time                             267       (4%)      277
        Journalists                                             2,072        2%     2,036
        Bureaux                                                   216       24%       174
-----------------------------------------------------------------------------------------
Infrastructure:
        Countries in which services distributed                   157       (4%)      163
        Countries with offices                                     96       (1%)       97
        Cities                                                    218        --       217
-----------------------------------------------------------------------------------------
Staff numbers                                                  16,938        5%    16,119
-----------------------------------------------------------------------------------------



FINANCIAL RATIOS                           December            December
                                            1998                 1997
--------------------------------------------------------------------------------

Operating margin                            18.2%               18.8%
Pre-tax margin                              19.1%               21.7%
Post-tax margin                             12.7%               13.5%
EBITDA margin                               30.6%               31.4%
Earnings per share                          26.7p               24.0p
Cash flow per ordinary share                67.9p               61.0p
Free cash flow per ordinary share           34.1p               27.7p
Book value per ordinary share               23.3p               99.9p
Return on tangible fixed assets             48.2%               49.0%
Return on equity                            78.5%               25.6%

The financial ratios are derived from UK GAAP data.

The definitions applied to each of the financial ratios are as follows:

EBITDA margin represents earnings before interest, taxation, depreciation and amortisation as a percentage of turnover.

Cash flow per ordinary share represents profit before taxation, depreciation and amortisation of goodwill divided by the number of shares in issue after deducting shares held by employee share ownership trusts (ESOTs).

Free cash flow per ordinary share represents operating cash flow plus net interest and other investment income received less tax paid and expenditure on tangible fixed assets divided by the weighted average number of shares.

Book value per ordinary share represents adjusted shareholders' equity divided by the number of shares in issue after deducting shares of Reuters Group PLC held by ESOTs. Adjusted shareholders' equity is calculated after deducting the carrying value of interests in shares of Reuters Group PLC held by ESOTs.

Return on tangible fixed assets represents profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each period and dividing by two (annualised).

Return on equity represents profit attributable to ordinary shareholders divided by the average adjusted shareholders' equity. In 1997 the average is calculated by adding adjusted shareholders' equity at the start and the end of each period and dividing by two. In 1998 a weighted average has been used to reflect the capital reorganisation (annualised).

FOR FURTHER INFORMATION PLEASE CONTACT:

LONDON

Geoff Wicks
Director, Corporate Relations
Tel: 0171 542 3717 or 0171 542 8666

or

Peter Thomas
Director, Media Relations
Tel: 0171 542 7457 or 0171 542 4890


GENEVA

Marcus Ferrar
Director of Public Relations
Global Sales & Operations
Tel: 41 22 718 2405


NEW YORK

Nancy Bobrowitz
Vice President, Investor Relations
Tel: 212 603 3345 or 212 603 3244

or

Robert Crooke
Vice President, Media Relations
Tel: 212 603 3587




http://www.reuters.com/